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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     EMBRAER S.A.
PUBLIC COMPANY
CNPJ NO. 07.689.002/0001-89
NIRE 35.300.325.761

NOTICE TO THE MARKET

Embraer S.A. (“Company”) hereby informs that the Board of Directors of the Company, at a meeting held at this date, approved the cancellation of the Extraordinary General Shareholders’ Meeting, originally called to be held on April 22nd, 2019, as per the publication of the relevant call notice, which would address the amendment and restatement of the Company’s Bylaws (“EGM”).

The cancellation of the EGM was motivated by the need to better evaluate the recommendations and comments received from Company’s shareholders and from specialized agencies regarding certain statutory changes, always in the best interest of the Company.

In view of the cancellation of the EGM, the Call Notice published in the Official Gazette of the State of São Paulo in the editions of March 22nd, 23rd and 26th, 2019 (pages 158, 80 and 259), in the newspaper “O Vale”, in the editions of March 22nd, 23rd and 26th, 2019 (pages 8, 14 and 7), and in the newspaper “Valor Econômico” in the editions of March 22nd, 25th and 26th, 2019 (pages C11, B9 and B11), and the distance voting ballots (boletins de voto à distância) of the cancelled EGM shall have no effect. The distance voting ballots shall be discarded.

The Company informs that, at the same meeting of the Board of Directors, the Board approved to convene a new Extraordinary General Shareholders’ Meeting to be held on May 27th, 2019, at 10:00 a.m. local time.

The Company further clarifies that the Annual General Shareholders’ Meeting convened for April 22nd, 2019 is maintained, in accordance with the aforementioned Call Notice.

São Paulo, April 16th, 2019.

Nelson Krahenbuhl Salgado
Executive Vice-President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2019

Embraer S.A.

By:

/s/ Nelson Krahenbuhl Salgado

Name:	Nelson Krahenbuhl Salgado
Title:	Chief Financial and Investor
Relations Officer